UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2026
Commission File Number	001-39498

LIGHTSPEED COMMERCE INC.
(Translation of registrant's name into English)

700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Lightspeed Commerce Appoints Technology Industry Veteran Rupal Hollenbeck to Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed Commerce Inc.
(Registrant)
August 25, 2026	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	Chief Legal Officer

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